UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: November 5, 2013

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of Basel III Pillar 3 disclosure for composition of capital of UBS AG, updated as of 30 September 2013, which appears immediately following this page.

UBS Group – Basel III Pillar 3 disclosure for composition of capital updated as of 30 September 2013

This document refers to our Basel III Pillar 3 First Half 2013 Report, which was issued at the end of August 2013, and provides updates to “Table 43: Reconciliation balance sheet” and “Table 44: Composition of capital” as of 30 September 2013.

Composition of Capital

With the objective of mitigating the risk of inconsistent disclosure formats undermining market participants’ ability to compare the capital adequacy of banks across jurisdictions, the Basel Committee on Banking Supervision and FINMA require banks to publish their capital positions according to common templates. The following tables provide the information they require.

Table 43: Reconciliation balance sheet

The table below provides a reconciliation of the IFRS balance sheet to the balance sheet according to the regulatory scope of consolidation. Lines in the balance sheet under the regulatory scope of consolidation are expanded and referenced where relevant to display all components that are used in “Table 44: Composition of capital.”

	According to the financial statement	According to the regulatory scope of consolidation	References [1]
CHF million	30.9.13	30.9.13
Cash and balances with central banks	79,043	79,043
Due from banks	20,156	19,544
Cash collateral on securities borrowed	34,034	34,034
Reverse repurchase agreements	81,057	81,057
Trading portfolio assets	123,664	108,068
of which: assets pledged as collateral which may be sold or repledged by counterparties	38,749	38,749
Positive replacement values	282,016	282,039
of which: fair value of the call option to acquire SNB StabFund’s equity	2,493	2,493	12
Cash collateral receivables on derivatives instruments	25,411	25,411
Financial assets designated at fair value	11,105	11,105
Loans	289,850	289,979
Financial investments available-for-sale	62,248	62,185
Financial investments held to maturity	0	0
Consolidated participations	0	205
Accrued income and prepaid expenses	5,821	5,587
Investments in associates	834	834
of which: goodwill	345	345	4
Property and equipment	5,989	5,900
Goodwill and other intangible assets	6,388	6,388
of which: goodwill	5,911	5,911	4
of which: other intangible assets	478	478	5
Deferred tax assets	8,216	8,216
of which: deferred tax assets recognized for tax loss carry-forwards, less deferred tax liabilities, as applicable	5,690	5,690	9
of which: deferred tax assets on temporary differences, less deferred tax liabilities, as applicable	2,526	2,526
Other assets	13,267	13,190
of which: defined benefit pension fund assets	1,159	1,159	10
Total assets	1,049,101	1,032,785
Total subordinated assets
Due to banks	15,081	15,032
Cash collateral on securities lent	8,686	8,686
Repurchase agreements	19,424	19,424
Trading portfolio liabilities	27,489	27,442
Negative replacement values	267,789	268,031
Cash collateral payables on derivatives instruments	53,624	53,624
Financial liabilities designated at fair value	72,000	72,052
Due to customers	384,965	385,048
Accrued expenses and deferred income	6,239	6,113
Debt issued	84,278	84,239
of which: amount eligible for low-trigger loss-absorbing tier 2 capital	4,808	4,808	7
of which: amount eligible for capital instruments subject to phase-out from additional tier 1 capital	1,217	1,217	6
of which: amount eligible for capital instruments subject to phase-out from tier 2 capital	4,257	4,257	8
Provisions	3,046	3,041
Other liabilities	57,132	40,766
of which: deferred tax liabilities on goodwill	29	29	4
of which: deferred tax liabilities on other intangible assets	10	10	5
of which: amount eligible for high-trigger loss-absorbing tier 2 capital (DCCP) [2]	212	212	7
Total liabilities	999,753	983,498
Share capital	384	384	1
Share premium account	33,739	33,739	1
Treasury shares	(1,029)	(1,029)	3
Contracts on UBS shares with liability treatment	(51)	(51)	3
Retained earnings	23,552	23,364	2
Cumulative net income recognized directly in equity, net of tax	(9,193)	(9,066)	3
of which: unrealized (gains)/losses from cash flow hedges	1,757	1,757	11
Equity attributable to UBS shareholders	47,403	47,342
Equity attributable to preferred noteholders and equity attributable to non-controlling interest	1,944	1,945
of which: capital instruments subject to phase-out from additional tier 1 capital	1,906	1,906	6
Total equity	49,348	49,287
Total liabilities and equity	1,049,101	1,032,785

1	References link respective lines of this table to the respective reference numbers provided in the column “References” in “Table 44: Composition of capital.” 2 Refer to the “Compensation” section of our Annual Report 2012 for more information on DCCP.

Table 44: Composition of capital

The table below provides the “composition of capital” as defined by the Basel Committee of Banking and Supervision and FINMA. Reference is made to items reconciling to the balance sheet under the regulatory scope of consolidation as disclosed in “Table 43: Reconciliation balance sheet.” Where relevant, the effect of phase-in arrangements is disclosed as well.

gRefer to the “Basel III/‘too-big-to-fail’ at a glance” section of our Annual Report 2012 and the “Capital management” section of our third quarter 2013 report for more information about phase-in arrangements.

		Numbers fully applied	Effect of the transition phase	References [1]
	CHF million, except where indicated	30.9.13	30.9.13
1	Directly issued qualifying common share (and equivalent for non joint stock companies) capital plus related stock surplus	34,124		1
2	Retained earnings	23,364		2
3	Accumulated other comprehensive income (and other reserves)	(10,146)		3
4	Directly issued capital subject to phase-out from CET1 (only applicable to non joint stock companies)
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)
6	Common equity tier 1 capital before regulatory adjustments	47,342
7	Prudential valuation adjustments	(160)
8	Goodwill net of tax, less hybrid capital, as applicable	(6,226)	3,122	4, 6
9	Intangible assets, net of tax	(468)		5
10	Deferred tax assets recognized for tax loss carry-forwards, less deferred tax liabilities, as applicable	(6,173)	6,173	9	[2]
11	Unrealized (gains)/losses from cash flow hedges, net of tax	(1,757)		11
12	Expected losses on advanced internal ratings-based portfolio less general provisions	(226)
13	Securitization gain on sale
14	Own credit related to financial liabilities designated at fair value and replacement values, net of tax	123
15	Defined benefit pension and post-employment assets IAS 19R, net of tax	(1,159)	1,159	10
16	Compensation and own shares related capital components (not recognized in net profit)	(1,352)
17	Reciprocal crossholdings in common equity
17a	Holdings with a significant investments in the common stock
17b	Consolidated investments (CET1 instruments)
18	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital (amount above 10% threshold)
19	Significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions (amount above 10% threshold)
20	Mortgage servicing rights (amount above 10% threshold)
21	Deferred tax assets arising from temporary differences (amount above 10% threshold, net of related tax liability)
22	Amount exceeding the 15% threshold
23	of which: significant investments in the common stock of financials
24	of which: mortgage servicing rights
25	of which: deferred tax assets arising from temporary differences
26	Fair value of the call option to acquire SNB StabFund’s equity, pre-tax	(2,493)		12
26a	Unrealized gains related to financial investments available-for-sale, net of tax	(309)
26b	Expected losses on non-trading equity exposures (simple risk weight)	(14)
26c	National specific regulatory adjustments and other	(1,109)	2,490	7
27	Regulatory adjustments applied to common equity tier 1 due to insufficient additional tier 1 and tier 2 to cover deductions
28	Total regulatory adjustments to common equity tier 1	(21,323)	12,944
29	Common equity tier 1 capital (CET1)	26,019	12,944
30	Directly issued qualifying additional tier 1 instruments plus related stock surplus
31	of which: classified as equity under applicable accounting standards
32	of which: classified as liabilities under applicable accounting standards
33	Directly issued capital instruments subject to phase-out from additional tier 1		3,122	6
34	Additional tier 1 instruments (and CET1 instruments not included in row 5) issued by subsidiaries and held by third parties (amount allowed in group additional tier 1)
35	of which: instruments issued by subsidiaries subject to phase-out
36	Additional tier 1 capital before regulatory adjustments	0	3,122
37	Investments in own additional tier 1 instruments
38	Reciprocal crossholdings in additional tier 1 instruments
38a	Holdings with a significant investments in the common stock
38b	Holdings in companies which are to be consolidated (additional tier 1 instruments)
39	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)
40	Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)
41	National specific regulatory adjustments
42	Regulatory adjustments applied to additional tier 1 due to insufficient tier 2 to cover deductions
	Tier 1 adjustments on impact of transitional arrangements
	of which: prudential valuation adjustment
	of which: own CET1 instruments
	of which: goodwill and intangible assets net of tax, offset against hybrid capital		(3,122)	6
	of which: other intangible assets (net of related tax liabilities)
	of which: gains from the calculation of cash flow hedges
	of which: IRB shortfall of provisions to expected losses
	of which: gains on sales related to securitization transactions
	of which: gains/losses in connection with own credit risk
	of which: investments
	of which: expected loss amount for equity exposures under the PD/LG (probability of default/loss given default) approach and under the simple risk-weighting method
	of which: mortgage servicing rights
42a	Excess of the adjustments which are allocated to the CET1 capital
43	Total regulatory adjustments to additional tier 1 capital	0	(3,122)
44	Additional tier 1 capital (AT1)	0	0
45	Tier 1 capital (T1 = CET1 + AT1)	26,019	12,944

Table 44: Composition of capital—continued

		Numbers fully applied	Effect of the transition phase	References [1]
46	Directly issued qualifying tier 2 instruments plus related stock surplus	5,182		7	[3]
47	Directly issued capital instruments subject to phase-out from tier 2		4,257	8
48	Tier 2 instruments (and CET1 and additional tier 1 instruments not included in rows 5 or 34) issued by subsidiaries and held by third parties (amount allowed in group tier 2)
49	of which: instruments issued by subsidiaries subject to phase-out
50	Provisions
51	Tier 2 capital before regulatory adjustments	5,182	4,257
52	Investments in own tier 2 instruments
53	Reciprocal crossholdings in tier 2 instruments
53a	Investments with a significant influence (tier 2 instruments)
53b	Investments to be consolidated (tier 2 Instrumente)
54	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above the 10% threshold)
55	Significant investments in the capital banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)
56	National specific regulatory adjustments	39
	Additional deductions on the impact of transitional arrangements (further half-half deduction)
56a	Excess of the adjustments which are allocated to the additional tier 1 capital
57	Total regulatory adjustments to tier 2 capital	39	0
58	Tier 2 capital (T2)	5,221	4,257
	of which: high-trigger loss-absorbing capital	374		7
	of which: low-trigger loss-absorbing capital	4,808		7
59	Total capital (TC = T1 + T2)	31,240	17,200
	Amount with risk-weight pursuant the transitional arrangement (phase-in)		3,380
	of which: defined benefit pension fund assets		3,435
	of which: deferred tax assets on temporary differences		(56)
60	Total risk-weighted assets	218,926	3,380
	Capital ratios and buffers
61	Common equity tier 1 (as a percentage of risk-weighted assets)	11.9
62	Tier 1 (pos. 29 as a percentage of risk-weighted assets)	11.9
63	Total capital (pos. 45 as a percentage of risk-weighted assets)	14.3
64	Institution specific buffer requirement (minimum CET1 requirement plus capital conservation and countercyclical buffer requirements plus G-SIB buffer requirement, expressed as a percentage of risk-weighted assets)	3.6
65	of which: capital conservation buffer
66	of which: bank-specific countercyclical buffer requirement	0.1
67	of which: global systemically important banks (G-SIB) buffer requirement	3.5
68	Common equity tier 1 available to meet buffers (as a percentage of risk-weighted assets)	8.4
68a	Additional tier 1 buffer requirements (in %)
68b	Additional tier 1 specific additional requirements
68c	Tier 1 excess (in %)	4.8
68d	Tier 2 buffer requirements (in %)	1.5
68e	Tier 2 specific additional requirements
68f	Regulatory capital / excess (in %)	5.7
	Amounts below the thresholds for deduction (before risk-weighting)
72	Non significant investments in the capital of other financials	1,488
73	Significant investments in the common stock of financials	689
74	Mortgage servicing rights (net of related tax liability)
75	Deferred tax assets arising from temporary differences (net of related tax liability)
	Applicable caps on the inclusion of provisions in tier 2	2,508
76	Provisions eligible for inclusion in tier 2 in respect of exposures subject to standardised approach (prior to application of cap)
77	Cap on inclusion of provisions in tier 2 under standardized approach
78	Provisions eligible for inclusion in tier 2 in respect of exposures subject to internal ratings-based approach (prior to application of cap)
79	Cap for inclusion of provisions in tier 2 under internal ratings-based approach

1	References link respective lines of this table to the respective reference numbers provided in the column “References” in “Table 43: Reconciliation balance sheet.” 2 The CHF 6,173 million deferred tax assets that rely on future profitability reported in line 10 differ from the CHF 5,690 million deferred tax assets shown in the line “Deferred tax assets” in table 43 because the latter figure is shown after the offset of deferred tax liabilities for cash flow hedge gains (CHF 438 million) and other temporary differences, which are adjusted out in line 11 and other lines of this table. 3 The CHF 5,182 million reported in line 46 includes the following positions: CHF 4,808 million low-trigger loss-absorbing tier 2 capital recognized in the line “Debt issued” in table 43, CHF 212 million DCCP recognized in the line “Other liabilities” in table 43, CHF 255 million recognized in DCCP-related charge for regulatory capital purpose in line 26c of this table and a CHF 94 million deduction for the amortization of DCCP as required under the BIS Basel III framework.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Gordon Kiesling
	Name:	Gordon Kiesling
	Title:	Executive Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Executive Director

Date: November 5, 2013